Exhibit 99.1

YM BIOSCIENCES INITIATES PATIENT ENROLMENT IN PHASE II COLORECTAL CANCER
TRIAL WITH EGFR ANTIBODY

MISSISSAUGA, Canada - July 31, 2007 - YM BioSciences Inc. (AMEX: YMI, TSX: YM, AIM: YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced that it has enrolled the first five patients within the 50-patient initial cohort of its Phase II trial with nimotuzumab in combination with irinotecan for the treatment of patients with colorectal cancer who have previously failed irinotecan-containing regimens. Recruitment of the first cohort is expected to be completed within approximately eight months, following which data on the primary endpoints, response rate and safety, will be reported.

The single-arm trial will enroll approximately 100 patients in Canada. The trial will enroll two 50-patient cohorts consecutively, with the first cohort receiving irinotecan on one of the conventional dosing schedules with weekly dosing of nimotuzumab and the second cohort receiving irinotecan on one of the conventional dosing schedules with nimotuzumab every two weeks. The first patient was enrolled into the study at the Southlake Regional Health Centre in Ontario under the principal investigator Dr. Labib Zibdawi. The study principal investigator is Dr. Amil Shah at the BC Cancer Agency in Vancouver. Fourteen sites across Canada are expected to participate in the trial of which two sites are currently open.

“We are very pleased with the enthusiasm of the investigators and the initial rate of enrollment, giving us confidence that data will be available within 12 months. Initiating this trial is another important milestone in our strategy to develop nimotuzumab on a global basis for a broad range of cancer indications,” said David Allan, Chairman and CEO of YM BioSciences. “Results from this trial could further continue to confirm the unique safety profile of our EGFR-targeting antibody while establishing its efficacy, and expanding the prospective market for nimotuzumab into one of the largest cancer patient populations.”

Colorectal cancer is the second leading cause of cancer death in North America, and the leading cause of cancer death in non-smokers.

YM BioSciences has previously announced its intention to initiate a trial with nimotuzumab in pediatric glioma, for which it has received clearance from Health Canada. Recruitment in a Phase I trial in patients with non-small-cell lung cancer (NSCLC), who are unfit for radical chemotherapy and who are being treated with nimotuzumab and radiation, is nearing completion in Canada and continues in the arm of the trial being conducted in Korea. A Phase II extension to this trial is planned to be initiated in Canada early in 2008. Preliminary data on the efficacy and safety of this combination is also anticipated toward calendar year-end. YM recently announced results of a study presented at The Japanese Association for Molecular Target Therapy of Cancer demonstrating that nimotuzumab increased the radio-sensitivity of human NSCLC cell lines both in vitro and in vivo, further supporting previous clinical observations of the effect of nimotuzumab with radiation in other cancers.

Development of the drug continues in the worldwide consortium of nimotuzumab licensees. In Europe, Oncoscience AG anticipates the completion of enrollment in a Phase III first-line trial of children and adolescents with diffuse, intrinsic pontine glioma and has advised that it also proposes to file for two randomized Phase III trials, in grade IV adult glioma and advanced or metastatic pancreatic cancer respectively, in Q3, 2007. Daiichi Sankyo, YM BioSciences’ partner in Japan, continues recruitment in its Phase I safety trial in various tumours in anticipation of launching a number of Phase II trials during 2008. YM anticipates that a number of the licensees for nimotuzumab will participate together in cooperative trials during 2008 for the purpose of optimizing recruitment rates and reducing costs for each participating member.

About nimotuzumab
Nimotuzumab is a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR). It continues to be differentiated from the other antibodies and small molecules targeting the tyrosine kinase pathway as treatment with the other drugs in this class may result in the debilitating and unpleasant side-effects of severe rash, conjunctivitis, painful paronychial inflammation, hypomagnesemia, diarrhea and constipation. Such side-effects have rarely been reported in patients treated with nimotuzumab.

Nimotuzumab has been sub-licensed by CIMYM BioSciences, a subsidiary of YM, to Daiichi Sankyo Co., Ltd for Japan and to other companies advancing the drug including Oncoscience AG in Europe, Kuhnil Pharmaceutical Co. in South Korea and Innogene Kalbiotech Ltd. in Southeast Asia. Nimotuzumab is approved for sale in India and China as well as certain Latin American countries for the treatment of head and neck cancers.

About YM BioSciences
YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide.  The Company has two late-stage products: nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer; and AeroLEF™, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF™ will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
Thomas Fechtner, the Trout Group LLC	James Smith, the Equicom Group Inc.
Tel. +1-212-477-9007 x31	Tel. +1-416-815-0700 x 229
Fax +1-212-460-9028	Fax +1-416-815-0080
Email: tfechtner@troutgroup.com	Email: jsmith@equicomgroup.com